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05009482

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. Jude Resources Ltd

*CURRENT ADDRESS

PROCESSED
JUL 06 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4014 FISCAL YEAR 1-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/6/05

AR/S
1-31-05

St. Jude
RESOURCES LTD.

Annual Report 2005

Letter to Shareholders

Dear fellow shareholders,

The fiscal year ending January 31, 2005 was a solid year for St. Jude Resources Ltd. and its shareholders based on the results generated from the company's gold exploration programs. The company now controls over 2,900 sq. km. or 716,605 acres of one of the most prospective gold bearing regions in West Africa. Highlights for the past year included:

- Completion of a N.I. 43-101 resource estimate at Benso.
- Completion of an updated N.I. 43-101 report at Hwini-Butre, which brings St. Jude's total measured and indicated resource in Ghana to 1,316,000 ounces.
- Acquisition of the 1,800 sq. km. Deba and Tialkam permits in Niger.
- Metallurgical testing in Ghana and Burkina Faso returned positive results which has encouraged the company to begin pre-feasibility work in both countries.

At St. Jude, we have focused on discovering and developing quality gold deposits which can be economically processed using low cost and environmentally friendly mining techniques. We intend to maintain this focus as we move forward exploring our properties.

The hard work and dedication of our directors, employees, and our exploration team was sincerely appreciated. The success of the fiscal 2005 drilling programs in Ghana and Burkina Faso has once again clearly demonstrated that we are a leading West African explorer.

With an experienced exploration and mining team, $9.6 million in cash at year end, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

" Michael A. Terrell "

MICHAEL A. TERRELL,
President and C.E.O.

ST. JUDE RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the year ended January 31, 2005. The company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The company's reporting currency is Canadian dollars, unless otherwise indicated. The date of this Management Discussion and Analysis is May 30, 2005. Additional information on the company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. The company has seven active gold exploration projects. The Hiwni-Butre, Benso and Shieni Hills projects are located in Ghana West Africa, the Goulagou and Rounga projects are in the north central region of Burkina Faso, and the Tialkam and Deba are located in Niger. During the accounting period in question, exploration activities by the company have advanced all of our projects.

OVERALL PERFORMANCE

The company is in solid financial condition with liquid working capital in the amount of $9.6 million, as compared to working capital of approximately $16 million on hand at January 31, 2004. The amount of working capital the company had on hand at the end of its most recent year end is net of corporate & exploration expenditures of the company's West African projects.

A total of $3,069,353 (2004 - $857,769) was spent on acquisition of mineral properties, which includes cash expenditures of $789,353 and issuance of 950,000 class "A" common shares at a value of $2,280,000.

Due to the change in accounting policy regarding expensing of exploration expenditures as they incur to the Statement of Operations and Deficit, the company recorded a loss of $8,084,122 (2004 - $6,757,589), which includes exploration expenditures of $5,986,547 (2004 - $3,376,276) and corporate expenditures of $954,223 (2004 - $1,245,748). The loss also includes a stock based compensation expense of $1,402,677 (2004 - $2,236,386). This expense is non-cash expense, which the company has adopted to the implementation of accounting recommendations in 2003.

SELECTED ANNUAL INFORMATION

The following is selected financial data from the Audited Consolidated Financial Statements of the company for the last three complete fiscal years (see note regarding restated). This data should be read in conjunction with the Audited Consolidated Financial Statements for the year ending January 31, 2005 and the notes thereto.

	Fiscal years ending January 31,		
	2005	2004 (restated)	2003 (restated)
Interest income	$ 200,638	$ 67,766	$ 17,820
Consulting income	-	74,840	86,124
Total revenue	$ 200,638	$ 142,606	103,944
Net loss	$ 8,140,475	$ 6,757,589	$ 5,740,442
Weighted average number of common shares	37,876,598	25,578,845	18,461,585
Basic and diluted loss per common share	$0.215	$0.264	$0.311
Total assets	$14,467,659	$17,984,395	$ 3,149,483
Total long term financial liabilities	-	-	-

RESULTS OF OPERATIONS

The 2004 and 2003 annuals, as well as fiscal 2005-Q1, Q2 and Q3 results have been restated for the change in accounting policy for recording exploration expenditures.

The company incurred a net loss of $8,140,475 for the current year, compared to a net loss of $6,757,589 for the previous year.

Expenses during the financial period ended January 31, 2005 were $8,358,457, (2004 - $6,872,340). The significant increase in expenses is primarily related to the increase of exploration expenditures, and a non-cash compensation expense in the amount of $1,402,677, (2004 - $2,236,386), which is explained in note 5(b) of the company's Audited Financial Statements. This compensation expense is calculated pursuant to a complex formula referred to as the Black-Scholes option pricing model which attributes an expense to the company, among other factors, based on the weighted average exercise price of options and number of options granted. Management fees increased slightly over the year, where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. Wages and employee benefits for the year were $177,526 compared to last year of $94,066. The increase in wages and employee benefits is due the addition of the C.F.O. and for the first time directors fees which were paid to two independent directors. Promotion and advertising, as well as travel costs were up slightly due to increased investor relation activities. Investor communications costs were $18,918 ($2004 - $425,021), a decrease over the year due to the fact that most of our investor relations communications were carried out by in house staff and not outsourced. Consulting fees for the period were $102,214 (2004 - $132,132). The decrease in consulting fees and consulting revenue is related to the company's investment in i to i logistics inc. which was written off at year-end January 31, 2004. On the income side, interest earnings were up significantly at $200,638 (2004 - $67,766). This is directly related to an increase in cash on hand.

MINERAL PROPERTIES

During the year, the company changed its accounting policy to expense exploration expenditures. For fiscal 2005 $5,986,547 (2004 - $3,376,276) of exploration costs were recorded on the Statements of Operations and Deficit. The company capitalized deferred exploration acquisitions costs in the amount of $3,069,353 (2004 - $857,769).

Hwini-Butre Concession, Ghana, West Africa: The Hwini-Butre property is located approximately 25 km. north of the city of Takoradi in Ghana, West Africa. It straddles approximately 25 km. of the prolific Ashanti gold belt.

Prior to the current year, the company expensed $11,901,552 in exploration costs at the Hwini-Butre project and also capitalized acquisition costs of $130,557. As at January 31, 2005, the company's total deferred acquisition costs were $744,448, and total expenses at Hwini-Butre were $13,208,842. These expenses included drilling, extensive geophysical, geological and geochemical surveys. Work to date includes over 16,000 soil geochem samples, 17,000 meters of trenching and over 30,000 meters of drilling. St. Jude has outlined a gold resource at the Adoikrom, Father Brown and Dabokrom deposits (the "southern deposits"), and at the Abada target in the north, where during the period in question, a qualified independent consulting firm recently calculated an updated resource estimate which establishes a Measured and Indicated gold resource of 829,000 ounces, plus an additional Inferred resource of 14,000 ounces. This represents a 47.5% increase in the Measured and Indicated resource category at Hwini-Butre.

The Hwini-Butre project remains prospective for additional resources. Other significant prospective targets include Seikrom, Semkrom, Briminsu and Apatunso.

At the Hwini-Butre project, the company has an agreement with Hwini-Butre Minerals (the "HBM Vendor"), whereby St. Jude can earn up to a 65% interest by carrying out a fixed dollar amount of exploration (which has already been completed) and by making a US $800,000 cash payment. The HBM Vendor retains a 25% participating interest however, if it elects not to participate in the development of the project after feasibility, then the HBM Vendor's interest shall automatically be reduced to a 12.5% carried interest. The company has been advised that the HBM Vendor is involved in a legal dispute with the original Ghanaian entity through which the HBM Vendor acquired the property. If the original Ghanaian entity is successful in its dispute, St. Jude has a previous agreement which is in good standing, wherein St. Jude has acquired an 80% interest, the original Ghanaian entity retains a 10% carried interest, and the Government of Ghana has its standard 10% interest.

Benso Project, Ghana, West Africa: The Benso project is located directly north of and adjacent to the Hwini-Butre project. This project consists of three concession blocks, namely Amantin, Subriso and Chichiwelli. The company has been working on the Benso project since 2001. Prior to the current year, the company had exploration expenditures of $4,996,484 and deferred acquisition costs of $714,070. As at January 31, 2005, the company's deferred acquisition costs were $2,994,070 and the total exploration expenditures at the Benso project were $7,492,885. The acquisition costs of $2,994,070 were paid by the issuance of 950,000 class "A" common shares from treasury and cash. On the Benso project, the company has been focusing its efforts on the Subriso block. Extensive geochemical analysis, trenching, pitting and drilling have been carried out within two parallel zones of mineralization, where approximately 15 gold anomalies have been identified. During the period in question, the company carried out drilling and metallurgical work to advance the progress of an initial resource estimate at Benso. On October 28, 2004, the company released an initial resource estimate on the Benso property. The resource estimate was based on drill results from Subriso East, Subriso West, Subriso Central, and G and I zones, where an independent consultant (Watts Griffis McOuat) has calculated a total Measured and Indicated mineral resource of 487,000 ounces (5,264,400 tonnes grading 2.87 g/t au, plus an additional Inferred resource of 11,000 ounces).

The company also released results of metallurgical testing from both the Hwini-Butre and Benso deposits which indicated gold recoveries are above 95% and that the ore contained in these deposits is non-refractory.

Goulagou/Rounga Project, Burkina Faso: The Goulagou/Rounga project is located in the north central region of Burkina Faso. The prospecting licence on this project includes approximately 487 sq. km. Prior to the period in question, the company had deferred acquisition costs of $173,293 and exploration expenses of $1,294,306. During the current year, the company's deferred acquisition costs increased by $74,363 and exploration expenses on this project increased by $1,900,863. These expenditures relate to drilling at the GG1 and GG2 deposits and other exploratory work in the Rounga area. Channel Resources Limited ("CRL") completed over 20,000 meters of drilling and calculated an Inferred resource of 774,700 ounces. No independent verification of this historical data by a Qualified Person has been performed and the company has not completed sufficient exploration to verify the CRL resource estimate. St. Jude has been on the project since December 2002 and all of our exploration results correlate well with the CRL data. This leads the company to believe that the exploration carried out by CRL was done in a professional and diligent manner and is therefore relevant. However, this historical resource estimate was prepared prior to National Instrument 43-101 and therefore, should not be relied upon.

The company can acquire 90% of the Goulagou/Rounga concessions for cash payments totaling US $300,000 (five annual payments of US $60,000.00 each) and by carrying out sufficient work to keep the properties in good standing. The company has an option to acquire the original vendor's remaining 10% for US $1 million, plus the issuance of a 5% Net Profits Interest ("NPI"). This NPI can also be purchased by the company for a further payment of US $500,000.

During the fiscal 2005, the company carried out in-fill and exploration drilling, and metallurgical test results have been carried out at McClelland Labs in Reno Nevada. Gold recoveries averaged over 85% in column leach tests with over 95% of the recoverable gold leaching out of the samples in 15 days or less. These positive results indicate that the Goulagou deposit is amenable to low cost heap leach processing techniques. The company intends to carry out further exploration at both Goulagou and Rounga.

Shieni Hills Project, Ghana, West Africa: The Shieni Hills reconnaissance licence was issued to the company during the first quarter 2004. This is a new grass roots exploration project which covers an area of approximately 500 sq. km. and is centered in the Shieni Hills iron ore deposits in the north-east corner of Ghana. The iron ores are substantial in size (100's of millions of tons), however to date, the company has not investigated the economic potential of the iron component of this project.

The company is testing the theory that the iron which is hosted in hydrothermal breccias, may have carried with it gold and other minerals which may have been picked up as the iron came through the underlying Birimian basement material. The Shieni Hills appear to overlay the strike extension of the Ashanti gold belt. A phase I geochemical survey has identified a 47 km. low grade gold anomaly which was identified in over 700 samples which were taken across 13 east-west trending grid lines. This enriched zone averages 500 meters -1,000 meters in width over the entire length of the anomaly. The company considers these results to be a strong indication that the Shieni Hills iron deposits may in fact be associated with gold deposition.

At the present time, the company is in the process of converting the reconnaissance licence to a prospecting licence. The company intends to return to the Shieni Hills area to carry out further stream sediment sampling and more geochemical soil testing. Any areas which are identified as prospective, will be subject to a detailed trenching and pitting program.

Niger, West Africa: In September 2004, the Ministry of Mines directly granted the Deba and Tialkam prospecting permits to the company. The Deba and Tialkam permits are strategically located along a gold mineralization corridor that has been established over a length of 150 kilometers. The permits cover 90 kilometers of this corridor, with areas of 742 sq. km. and 1,100 sq. km. respectively, (700 sq. miles). The company is presently carrying out a first phase diamond drill program to test high priority drill targets which have been identified by previous exploration.

All of the companies exploration programs are designed and completed under the supervision of George A. Flach, B.SC., P.Geo.

The tables set out below entitled Mineral Properties Acquisition Expenditures and Schedule of Exploration Expenditures, provides a detailed analysis of the costs on a property-by-property basis.

Mineral Properties - Acquisition Expenditures

Year End January 31, 2005	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Acquisition costs						
Balance, beginning of period	$ 130,557	$ 714,070	$ 20,000	$ 173,293	$ -	$ 1,037,920
Incurred during period:						
Cash	613,891	-	-	74,363	101,099	789,353
Issuance of shares	-	2,280,000	-	-	-	2,280,000
Balance, end of period	$ 744,448	$ 2,994,070	$ 20,000	$ 247,656	$ 101,099	$ 4,107,273

Year End January 31, 2004	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Acquisition costs						
Balance, beginning of period	$ -	$ 85,350	-	$ 94,801	$ -	$ 180,151
Incurred during period	130,557	628,720	$ 20,000	78,492	-	857,769
Balance, end of period	$ 130,557	$ 714,070	$ 20,000	$ 173,293	$ -	$ 1,037,920

Schedule of Exploration Expenditures

	Hwini-Butre	Benso	Shieni-Hills	Burkina Faso	Niger	2005 Total
Amortization	$ 36,245	$ 49,150	$ –	$ 14,148	$ –	$ 99,543
Consulting/personnel	507,519	329,735	37,196	203,209	12,812	1,090,471
Consumable field equipment	23,308	5,832	1,163	3,215	–	33,518
Drilling	357,351	1,647,858	–	1,489,501	112,182	3,606,892
Geochemical surveys	8,315	1,559	4,604	–	–	14,478
Geological mapping	23,566	30,511	–	–	–	54,077
Geophysical surveys	–	–	–	25,256	–	25,256
Line cutting and clearing	7,251	18,559	378	–	–	26,188
Soil sampling, trenching and pitting	12,282	24,341	47,714	17,617	–	101,954
Support services	331,453	388,856	47,715	80,772	18,229	867,025
Heap leach plant deposit	–	–	–	67,145	–	67,145
Total expenditures	1,307,290	2,496,401	138,770	1,900,863	143,223	5,986,547
Balance, January 31, 2004	11,901,552	4,996,484	36,969	1,294,306	–	18,229,311
Balance, January 31, 2005	$13,208,842	$ 7,492,885	$ 175,739	$ 3,195,169	$ 143,223	$24,215,858

	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	2004 Total
Amortization	$ 4,154	$ 11,229	$ –	$ 6,941	$ –	$ 22,324
Consulting/personnel	64,791	261,711	–	105,177	–	431,679
Consumable field equipment	–	2,063	–	1,559	–	3,622
Drilling	111,385	920,085	–	816,038	–	1,847,508
Geochemical surveys	–	–	–	–	–	–
Geological mapping	–	49,550	–	–	–	49,550
Geophysical surveys	–	–	–	–	–	–
Line cutting and clearing	–	36,437	3,606	27,714	–	67,757
Soil sampling, trenching and pitting	–	91,406	–	259	–	91,665
Support services	92,155	526,140	33,363	210,513	–	862,171
Heap leach plant deposit	–	–	–	–	–	–
Total expenditures	272,485	1,898,621	36,969	1,168,201	–	3,376,276
Balance, January 31, 2003	11,629,067	3,097,863	–	126,105	–	14,853,035
Balance, January 31, 2004	$11,901,552	$ 4,996,484	$ 36,969	$ 1,294,306	$	$18,229,311

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the last eight quarters (restated):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Three Months Ended	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005
Consulting	$ -	$ -	$ -	$ -
Interest income	25,324	34,939	74,450	69,925
Total revenue	$ 25,324	$ 34,939	$ 74,450	$ 69,925
Exploration expenses	$ 1,433,235	$ 2,179,513	$ 1,255,643	$ 1,118,156
Net loss	$ 1,640,042	$ 2,399,286	$ 2,775,481	$ 1,325,666
Basic and dilute net loss per share	$ 0.044	$ 0.064	$ 0.072	$ 0.035

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Three Months Ended	April 30, 2003	July 31, 2003	October 31, 2003	January 31, 2004
Consulting	$ 25,230	$ 49,610	$ -	$ -
Interest income	7,185	6,015	2,819	51,747
Total revenue	$ 32,415	$ 55,625	$ 2,819	$ 51,747
Exploration expenses	$ 773,479	$ 825,359	$ 802,437	$ 975,001
Net loss	$ 1,028,375	$ 1,010,154	$ 1,112,846	$ 3,606,214
Basic and dilute net Loss per share	$ 0.046	$ 0.045	$ 0.048	$ 0.106

An analysis of the results over the last eight quarters shows a variation in the net loss due to the expensing of exploration expenditures and recording of stock based compensation expense in Q3-2005 - $1,402,677 and Q4-2004 - $2,236,386. This expense is recorded in these quarters due to the timing of the grant of options. In Q4-2004, the company wrote down its investment in i to i logistics inc. in the amount of $30,614. The company stopped consolidating its financial statements with i to i logistics inc. at the end of Q2-2003. As a result, it is not anticipated that there will be any further consulting income on the company's financial statements. Interest income is higher due to an increase of cash on hand.

LIQUIDITY AND CAPITAL RESOURCES

The company has not begun commercial production on any of its resource properties and accordingly, the company does not generate cash from operations. The company finances exploration and development activities by raising capital from equity markets at the present time.

As at January 31, 2005, the company had working capital of $9,583,707, compared to $16,162,093 at January 31, 31, 2004.

There were 1,058,302 share purchase warrants and 22,805 agent compensation warrants exercised to acquire 1,081,107 class "A" common shares, for a total cash consideration of $947,904.

Employees of the company exercised stock options for 250,000 class "A" common shares, for an aggregate cash consideration of $197,750.

During fiscal 2004 the company completed a private placement of 9 million units at a price of $2.00 per unit for gross proceeds of $18 million. Each unit consisted of one common share, plus one half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at $3.00 for a period of five years.

The company has no long term debt whatsoever.

CONTRACTUAL COMMITMENTS

The company is committed under an operating lease for its Canadian head office premises with the following aggregate minimum lease payment to the expiration of the lease on August 31, 2007:

2006 - $28,647
2007- $16,709

The company also has an agreement with Bluestar Management Inc., a company owned by the President and C.E.O. of St. Jude Resources Ltd., to acquire management services for $17,500 per month to November 30, 2004. Commencing December 1, 2004 services are acquired for $20,833 per month to July 2007.

On January 24, 2005, the company entered into a six-month Financial Advisory Agreement with Salman Partners Inc. and Haywood Securities Inc. to provide services relating to raising funds for the company. The terms of the agreement call for a non-refundable financial advisory fee of $25,000 payable on the signing of the agreement, a monthly financial advisory fee of $10,000, and 5% of gross proceeds, in a reducing scale, on funds raised pursuant to the Financial Advisory Agreement.

OFF BALANCE SHEET ARRANGEMENTS

The company has no off balance sheet arrangements, other than the lease related to its office premises as disclosed above.

RELATED PARTY TRANSACATIONS

A total of $216,667 was paid for management services to Bluestar Management Inc., a company controlled by the President and C.E.O of the company.

A total of $32,000 was paid to W.K. Mining Services, a company controlled by a director of the company, for consulting work for engineering services.

OUTSTANDING SHARE DATA

As at May 30, 2005, the company had outstanding:

- 39,319,324 issued and outstanding shares;
- 3,888,300 directors & employee incentive stock options;
- 5,395,660 share purchase warrants.

SUBSEQUENT EVENTS

Subsequent to January 31, 2005 the company:

a) Issued 891,700 Class "A" common shares upon the exercise of 730,000 directors' stock options and 161,700 employee stock options for aggregate cash considerations of $293,627.

b) Issued 4,340 Class "A" common shares for proceeds of $8,680 pursuant to exercise of agent compensation warrants.

RISK AND UNCERTAINTIES

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptable terms, if at all. Management at this time, has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the company's estimate of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the company's control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The company has used historical data to determine volatility in accordance with Black-Scholes modeling however, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the company's financial condition.

The company's recorded value of the company's mineral properties is in all cases, (except for the company's Uchi Lake property which has been completely written down in past years), based on historical costs that are expected to be recovered in the future. The company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. The company's financial statements have been prepared with these risks in mind, and the company has assumed that recent gold price will be achievable. All of the assumptions set out herein are potentially subject to significant change and out of the company's control. These changes are not determinable at this time.

CHANGE IN ACCOUNTING POLICY

The company did change its accounting policy with respect to accounting for exploration expenditures during the 4th quarter of fiscal 2005. In prior periods, acquisition, exploration expenditures and capital equipment were capitalized to mineral properties. Under the new policy, exploration expenditures are expensed, while acquisition expenditures are capitalized, and capital equipment is included with equipment. The change has been applied retroactively and increased the deficit as at January 31, 2003 by $14,853,035 and increased the loss for the year ended January 31, 2004 by $3,376,276. This change has also increased loss per share by $0.132 for the year ended January 31, 2004. This is consistent with the way most of the mining companies in North America account for exploration activities.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document which are not historical facts, are forwarding looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for precious metals, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for precious metals that could negatively affect prices. Although the company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Consolidated Financial Statements of

ST. JUDE RESOURCES LTD.

Years ended January 31, 2005 and 2004

ST. JUDE RESOURCES LTD.

Consolidated Financial Statements

Years ended January 31, 2005 and 2004

KPMG

KPMG LLP
Chartered Accountants
10125 – 102 Street
Edmonton AB T5J 3V8
Canada

Telephone (780) 429-7300
Fax (780) 429-7379
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of St. Jude Resources Ltd. as at January 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Edmonton, Canada

May 13, 2005

ST. JUDE RESOURCES LTD.

Consolidated Balance Sheets

January 31, 2005 and 2004

	2005	2004
		[Restated – note 1(j)]
Assets		
Current assets:		
Cash and cash equivalents (note 2)	$ 2,804,714	$ 16,692,878
Short-term investments	7,000,774	–
Accounts receivable	12,202	10,799
Interest receivable	101,298	–
Income taxes recoverable	838	11,160
Prepaid expenses	3,581	3,581
	9,923,407	16,718,418
Mineral properties (note 3)	4,107,273	1,037,920
Equipment (note 4)	755,430	431,955
Less accumulated amortization	(318,451)	(203,898)
	436,979	228,057
	$ 14,467,659	$ 17,984,395
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 339,700	$ 556,325
Shareholders' equity:		
Share capital (note 5)	52,179,628	48,585,601
Contributed surplus (note 6)	5,599,929	4,365,625
Deficit	(43,651,598)	(35,523,156)
	14,127,959	17,428,070
Nature of operations		
Investment in i to i logistics inc. (note 7)		
Commitments (note 8)		
Subsequent events (note 13)		
	$ 14,467,659	$ 17,984,395

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Michael A. Terrell" Director

"D. Mark Eilers" Director

ST. JUDE RESOURCES LTD.

Consolidated Statements of Operations and Deficit

Year ended January 31, 2005 and 2004

	2005	2004 [Restated – note 1(j)]
Expenses:		
Exploration	$ 5,986,547	$ 3,376,276
Compensation [note 5(b)]	1,402,677	2,236,386
Management fees (note 10)	216,667	210,000
Wages and employee benefits	177,526	94,066
Promotion and advertising	119,833	85,445
Consulting fees (note 10)	102,214	132,132
Professional fees	90,374	88,239
Travel	69,041	51,967
Office	64,579	58,733
Rent	45,973	45,047
Administration costs	44,202	51,535
Investor communications	18,918	425,021
Amortization	15,010	13,931
Bank charges and interest	4,896	3,562
	8,358,457	6,872,340
Other income (expense):		
Interest	200,638	67,766
Consulting revenue	–	74,840
Write-down of investment in i to i logistics inc. (note 7)	–	(30,614)
Loan receivable recovery	–	38,831
Foreign exchange gain (loss)	17,344	(36,072)
	217,982	114,751
Net loss	(8,140,475)	(6,757,589)
Deficit, beginning of year [note 1(j)]	(35,523,156)	(25,733,095)
Share issuance (costs) recovered	12,033	(3,032,472)
Deficit, end of year	$(43,651,598)	$(35,523,156)
Basic and diluted loss per common share	$ (0.215)	$ (0.264)
Weighted average number of common shares	37,876,598	25,578,845

See accompanying notes to consolidated financial statements.

ST. JUDE RESOURCES LTD.

Consolidated Statements of Cash Flows

Year ended January 31, 2005 and 2004

	2005	2004 [Restated – note 1(j)]
Cash provided by (used in):		
Operations (note 12):		
Net loss	$ (8,140,475)	$ (6,757,589)
Adjustment for:		
Amortization	15,010	13,931
Amortization (schedule)	99,543	22,324
Write-down of investment in i to i logistics inc. (note 7)	–	30,614
Stock-based compensation	1,402,677	2,236,386
Change in non-cash operating working capital:		
Accounts receivable	(1,403)	6,367
Interest receivable	(101,298)	–
Income taxes recovery	10,322	(11,160)
Prepaid expenses	–	(243)
Accounts payable and accrued liabilities	(216,625)	414,934
Income and capital taxes payable	–	(1,013)
	(6,932,249)	(4,045,449)
Financing:		
Issue of common shares	1,145,654	20,241,989
Share issuance (costs) recovered	12,033	(1,299,795)
	1,157,687	18,942,194
Investments:		
Short-term investments	(7,000,774)	–
Additions to mineral properties	(789,353)	(857,769)
Additions to equipment	(323,475)	(213,717)
Advances to i to i logistics inc.	–	(23,861)
	(8,113,602)	(1,095,347)
Increase (decrease) in cash	(13,888,164)	13,801,398
Cash, beginning of year	16,692,878	2,891,480
Cash, end of year	$ 2,804,714	$ 16,692,878
Supplementary information:		
Non-cash investing and financing activities:		
Issued 950,000 common shares to acquire remainder of Benso concession, which is included with mineral properties	$ 2,280,000	$ –

See accompanying notes to consolidated financial statements.

Nature of operations:

The Company is incorporated under the Canada Business Corporations Act. The Company's principal operations consist of investments in mineral properties. The Company is in the process of exploring its properties and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of acquisition costs for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying claims, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

The viability of the projects and the ability for the Company to continue as a going concern are dependent on future financing. If financing is not achieved, the Company may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

1. Significant accounting policies:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on consistent basis. The consolidated financial statements include the accounts of St. Jude Resources Ltd. and its subsidiaries.

(a) Mineral properties:

Mineral properties are carried at cost less the amount of government grants received. Cost includes the acquisition cost of the properties and claims and related exploration and development costs incurred subsequent to the determination of the feasibility of mining operations. The costs will be amortized on the unit-of-production basis once production commences or will be written off if the property is sold or if management believes it has incurred an impairment in value. The carrying values of the properties do not necessarily reflect their present or future values.

Exploration costs are charged against income in the year in which they are incurred unless they relate to specific areas where feasibility of mining operations have been determined.

(b) Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less.

1. **Significant accounting policies (continued):**

(c) Short-term investments:

Interest-bearing securities having a term in excess of three months but less than one year are classified as short-term investments. Short-term investments are recorded at the lower of cost and market value.

(d) Equipment:

Equipment is recorded at cost. Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Geophysical equipment	Straight line	3 Years
Office equipment	Declining balance	20%
Computer hardware	Declining balance	30%
Drilling equipment	Declining balance	20%
Leasehold improvements	Straight line	5 Years
Exploration equipment	Declining balance	30%
Vehicles	Declining balance	30%

(e) Stock-based compensation plan:

The Company has a stock option plan, which is described in [note 5(b)]. The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, stock options or stock appreciation rights that call for settlement by the issuance of equity instruments, using the fair value based method. These employee awards are measured at fair value at the grant date and are recognized over the vesting period. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

1. Significant accounting policies (continued):

(f) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(g) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(h) Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(i) Segment disclosures:

During each of the years in the two-year period ended January 31, 2005, the Company operated a single segment – the acquisition, exploration and development of mineral properties.

1. **Significant accounting policies (continued):**

(j) Change in accounting policy:

During 2005, the Company changed its accounting policy with respect to accounting for exploration expenditures. In 2004 and prior periods, acquisition, exploration expenditures and capital equipment were capitalized to mineral properties. Under the new policy, exploration expenditures are expensed while acquisition expenditures are capitalized and capital equipment is included with equipment. This change has been applied retroactively and has increased the deficit as at January 31, 2003 by $14,853,035, increased the carrying value of equipment by $180,214 and increased the loss for the year ended January 31, 2004 by $3,376,276. This change has also increased loss per share by $0.132 for the year ended January 31, 2004.

(k) Asset retirement obligations:

Effective February 1, 2004 the Company adopted the recommendations under section 3100, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110"). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of the assets.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the long-lived asset. Upon settlement of the liability, a gain or loss is recorded.

The adoption of this section had no material impact on these financial statements.

(l) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates are the valuation of provision for future income taxes and the fair value estimates of stock options issued in exchange for services. Actual amounts could differ from these estimates.

2. Cash and cash equivalents:

	2005	2004
Canadian:		
Cash and cash equivalents	$ 2,641,960	$ 16,689,420
U.S.:		
Cash (U.S. $131,316; $2,599 in 2004)	162,754	3,458
	$ 2,804,714	$ 16,692,878

3. Mineral properties:

	Balance, January 31, 2003	Acquisition/ expenditures	Balance, January 31, 2004	Acquisition/ expenditures	Balance, January 31, 2005
	[Restated – note 1(j)]		[Restated – note 1(j)]		
Hwini-Butre, Ghana:					
Acquisition costs	$ –	$ 130,557	$ 130,557	$ 613,891	$ 744,448
Benso, Ghana:					
Acquisition costs	85,350	628,720	714,070	2,280,000	2,994,070
Burkina Faso, West Africa:					
Acquisition costs	94,801	78,492	173,293	74,363	247,656
Shieni Hills, Ghana:					
Acquisition costs	–	20,000	20,000	–	20,000
Niger, West Africa:					
Acquisition costs	–	–	–	101,099	101,099
	$ 180,151	$ 857,769	$ 1,037,920	$ 3,069,353	$ 4,107,273

3. Mineral properties (continued):

(a) Hwini-Butre, Ghana:

The company has an agreement with Hwini-Butre Minerals (the "HBM Vendor"), whereby St. Jude can earn up to a 65% interest by carrying out a fixed dollar amount of exploration (which has already been completed) and by making a U.S. $800,000 cash payment. The HBM Vendor retains a 25% participating interest however, if it elects not to participate in the development of the project after feasibility, then the HBM Vendor's interest shall automatically be reduced to a 12.5% carried interest.

The company has been advised that the HBM Vendor is involved in a legal dispute with the original Ghanaian entity through which the HBM Vendor acquired the property. If the original Ghanaian entity is successful in its dispute, St. Jude has a previous agreement with the original Ghanian entity, which is in good standing, wherein St. Jude has acquired an 80% interest, the original Ghanaian entity retains a 10% carried interest and the Government of Ghana has its standard 10% interest.

(b) Benso, Ghana:

During the year ended January 31, 2004, the Company entered into agreement with Fairstar Explorations Inc. and Architect Co-Partners Inc. ("ACP") to acquire 100% of the Benso property subject to the Government 10% carried interest. The Company acquired 100% of the shares of Fairstar Ghana Limited, the registered owner of the Benso prospecting license in exchange for cash payments, shares issued, and production royalties. The agreements were completed on February 26, 2004. Fairstar Explorations Inc. holds a 1.5% NSR royalty, which St. Jude has the option to purchase. St. Jude may purchase the first 0.5% for $1 million and the remaining 1% for $3 million, or if the feasibility study contemplates gold production of more than 3.5 million ounces of recoverable gold, the purchase price for the last 1% will increase to $5 million. ACP also holds a royalty of U.S. $1.00 per ounce of gold production, which St. Jude may repurchase for U.S. $500,000 at any time up to one year after commercial gold production commences. If more than 3 million ounces are mined from the Benso concession, ACP is entitled to a bonus payment of U.S. $2 million.

3. Mineral properties (continued):

(c) Burkina Faso, West Africa:

On December 15, 2002, the Company entered into an agreement with Julien Birgui Ouedraogo for the right to prospect for gold and all other precious base minerals in respect of land situated in Burkina Faso, West Africa. The agreement gives the Company the right to acquire an 80% interest in the property for a purchase price of U.S. $300,000, to be paid in five annual installments of U.S. $60,000. A joint venture will be created and the shareholding in the joint venture company will reflect the respective interest of the parties as follows:

St. Jude Resources Ltd.	80%
Julien Birgui Ouedraogo	10%
Government of Burkina Faso (carried interest)	10%

The Company has the further option to purchase the vendor's 10% participating interest for a purchase price of U.S. $1 million at any time up to twelve months from the first commercial production of gold on the property, together with the issuance of a 5% net profits interest which shall be retained by the vendor. The Company has the option to acquire the vendor's 5% net profit interest for the sum of U.S. $500,000. The Company may at any time before December 15, 2006 give formal notice to the vendor of its intent to abandon the property if it determines that the property does not contain an economically viable ore body without the requirement to make any of the remaining payments described above.

(d) Shieni Hills, Ghana:

The Shieni Hills property consists of the Shieni Hills Gold Concession Reconnaissance License, which covers an area of 500 sq. km. in northeast Ghana. The government of Ghana has a 10% interest.

(e) Niger, West Africa:

The Niger property consists the Deba and Tialkam prospecting permits, which cover an area of 1,800 sq. km. in West Niger. The government of Niger holds a 10% carried interest.

4. Equipment:

			2005
	Cost	Accumulated amortization	Net book value
Geophysical equipment	$ 87,614	$ 87,614	$ –
Office equipment	103,768	64,809	38,959
Computer hardware	52,054	28,839	23,215
Drilling equipment	15,896	11,939	3,957
Leasehold improvements	8,407	8,407	–
Exploration equipment	26,410	6,903	19,507
Vehicles	461,281	109,940	351,341
	$ 755,430	$ 318,451	$ 436,979

			2004
	Cost	Accumulated amortization	Net book value
			(Restated)
Geophysical equipment	$ 87,614	$ 87,614	$ –
Office equipment	80,118	57,401	22,717
Computer hardware	47,812	19,052	28,760
Drilling equipment	15,896	10,950	4,946
Leasehold improvements	8,407	8,407	–
Vehicles	192,108	20,474	171,634
	$ 431,955	$ 203,898	$ 228,057

5. Share capital:

(a) Issued shares:

	Number of shares	Consideration
Authorized:		
Unlimited Class A common voting shares without par value		
Unlimited Class B common non-voting shares without par value		
Issued:		
Class A common voting shares:		
Balance at January 31, 2003	22,374,992	$ 28,087,572
Private placement for cash, November 20, 2003	9,000,000	18,000,000
Options exercised at various dates from February 10, 2003 to November 26, 2003	240,000	50,400
Options exercised (note 6)	–	60,960
Warrants exercised at various dates from May 28, 2003 to January 9, 2004 [note 5(c)]	4,527,185	2,191,589
Warrants exercised (note 6)	–	195,080
Balance, January 31, 2004	36,142,177	48,585,601
Shares for acquisition of mineral property	950,000	2,280,000
Options exercised at various dates from June 18, 2004 to December 21, 2004	250,000	197,750
Options exercised (note 6)	–	157,114
Warrants exercised at various dates from April 2, 2004 to November 19, 2004 [note 5(c)]	1,081,107	947,904
Warrants exercised (note 6)	–	11,259
Balance, January 31, 2005	38,423,284	$ 52,179,628

During fiscal 2005 the company issued 950,000 common shares for the acquisition of the remaining of the Benso Concession.

During fiscal 2004 the company completed a private placement of 9 million units at a price of $2.00 per unit for gross proceeds of $18 million. Each unit consisted of one common share, plus one half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at $3.00 for a period of five years.

5. Share capital (continued):

(b) Options:

The company has a formal stock option plan, which was amended during fiscal 2005. The amended stock option plan specifies the aggregate number of shares in respect of which options may be granted may not exceed 7,630,095. During fiscal 2004 the company approved the formal stock option plan, which specified that the aggregate number of shares in respect of which options may be granted may not exceed 4,611,524. Prior to that date, the company did not have a formal stock option plan. The Board of Directors makes a recommendation annually concerning any stock options to be granted to the employees and directors. Stock options require the approval of the regulators.

	Number of optioned shares	Weighted average exercise price
Outstanding, end of 2003	1,795,000	$ 0.45
Exercised	(240,000)	(0.21)
Granted	1,850,000	1.80
Outstanding, end of 2004	3,405,000	1.20
Exercised	(250,000)	(0.79)
Granted	1,625,000	1.31
Outstanding, end of 2005	4,780,000	1.26

All stock options granted are fully vested on the grant date.

During the year, employees and directors of the Company exercised stock options for 250,000 (2004 – 240,000) common shares for aggregate cash consideration of $197,750 (2004 – $50,400).

5. Share capital (continued):

The following table summarizes information about the stock options outstanding at January 31, 2005:

	Weighted exercise price	Number of options outstanding and exercisable	Weighted average remaining life
Directors' options	$ 0.21	807,500	2.03 years
Directors' options	1.80	800,000	3.75 years
Directors' options	1.31	450,000	4.64 years
Employee options	0.21	232,500	2.03 years
Employee options	1.30	290,000	0.95 years
Employee options	1.80	1,050,000	3.75 years
Employee options	1.31	1,150,000	4.64 years
		4,780,000	

The following table summarizes information about the stock options outstanding at January 31, 2004:

	Weighted exercise price	Number of options outstanding and exercisable	Weighted average remaining life
Directors' options	$ 0.21	807,500	3.04 years
Directors' options	1.80	800,000	4.75 years
Employee options	0.21	232,500	3.04 years
Employee options	0.80	75,000	0.87 years
Employee options	0.70	150,000	0.39 years
Employee options	1.30	290,000	1.95 years
Employee options	1.80	1,050,000	4.75 years
		3,405,000	

During the year, compensation costs in the amount of $1,402,677 (2004 – $2,236,386) were recorded in the statement of operations for options granted to employees and directors.

5. Share capital (continued):

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during each year:

	2005	2004
Risk-free interest rate	3.96%	3.2% – 4.1%
Expected life	5 years	2 – 5 years
Annualized volatility	79%	81% – 83%
Dividend rate	0.00%	0.00%

(c) Warrants:

Warrants issued which are still outstanding at January 31, 2005 are as follows:

	Expiry date	Number of shares	Price per share
Agent compensation warrants	November 20, 2005	900,000	2.00
Share purchase warrants	November 20, 2008	4,500,000	3.00

Warrants issued which are still outstanding at January 31, 2004 are as follows:

	Expiry date	Number of shares	Price per share
Share purchase warrants	May 28, 2004	39,000	$ 0.28
Share purchase warrants	June 3, 2004	945,968	0.90
Share purchase warrants	June 4, 2004	73,334	0.90
Agent compensation warrants	December 3, 2004	22,805	0.86
Agent compensation warrants	November 20, 2005	900,000	2.00
Share purchase warrants	November 20, 2008	4,500,000	3.00

During the year, 1,058,302 (2004 – 4,156,750) share purchase warrants and 22,805 (2004 – 370,435) agent compensation warrants were exercised to acquire 1,081,107 (2004 – 4,527,185) common shares for total cash consideration of $947,904 (2004 – $2,191,589)

During the year, fair value in the amount of nil (2004 – $1,732,677) was charged as share issue costs to deficit with respect to the issued agent compensation warrants. The fair value related to these warrants was calculated using the Black-Scholes option pricing model using the same assumptions as those described for options in note 5(b) above.

5. Share capital (continued):

(d) Loss per share:

For 2005 and 2004, the diluted loss per share is the same as basic loss per share as the effect of the exercise of options and warrants on loss per share would be anti-dilutive. The effect of stock options and warrants upon the basic average number of common shares outstanding would increase the average number of shares outstanding by 1,054,856 (2004 – 1,607,535) such that the diluted average number of common shares outstanding is 38,931,454 (2004 – 27,186,380).

6. Contributed surplus:

	2005	2004
Opening balance	$ 4,365,625	$ 652,602
Options granted [note 5(b)]	1,402,677	2,236,386
Warrants granted [note 5(c)]	–	1,732,677
Options exercised	(157,114)	(60,960)
Warrants exercised	(11,259)	(195,080)
Ending balance	$ 5,599,929	$ 4,365,625

7. Investment in i to i logistics inc.:

The January 31, 2004 consolidated financial statements of the Company reflect the operations of its 51% subsidiary, i to i logistics inc., to July 31, 2003. Segmented disclosures for the subsidiary were not presented in prior years as the results of i to i logistics inc. were not significant to the consolidated financial statements to warrant separate disclosure. On July 31, 2003, the Company's investment in shares of the subsidiary were surrendered to i to i logistics inc. for nil proceeds and subsequently cancelled. Accumulated losses of the subsidiary recorded in the consolidated financial statements to January 31, 2003 were $462,525. Losses for the period February 1, 2003 to July 31, 2003 included in the January 31, 2004 year's operations were $4,332.

7. Investment in i to i logistics inc. (continued):

Immediately following the cancellation of the surrendered shares, the Company exchanged its advances receivable from the previous subsidiary, in the amount of $497,420, for a 25% equity interest. The series of transactions have been reflected in the financial statements as follows:

Initial investment in shares	$	51
Outstanding advances receivable at July 31, 2003		497,420
Accumulated losses to July 31, 2003		(466,857)
Investment in i to i logistics inc. at July 31, 2003		30,614
Write down of investment in i to i logistics inc.		(30,614)
Balance, January 31, 2004 and 2005	$	–

8. Commitments:

(a) On September 1, 2003, the Company entered into a three-year operating lease for premises. Minimum annual lease payments under the lease are as follows:

2006	$	28,647
2007		16,709
	$	45,356

(b) On July 1, 2002 the Company renewed a five-year agreement with Bluestar Management Inc., a company owned by the President of St. Jude Resources Ltd., for management services for $17,500 per month to November 30, 2004. Commencing December 1, 2004 services are acquired for $20,833 per month to July 2007.

(c) On January 24, 2005, the Company entered into a six-month Financial Advisory Agreement with Salman Partners and Haywood Securities Inc. to provide services relating to raising funds for the Company. The terms of the agreement call for a non-refundable financial advisory fee of $25,000 payable on the signing of the agreement, a monthly financial advisory fee of $10,000 and 5% of gross proceeds, in a reducing scale, on funds raised pursuant to the Financial Advisory Agreement.

9. Future income taxes:

Income tax expense differs from the amount computed by applying the combined federal and provincial income tax rate of 33.57% (2004 – 35.6%) to pre-tax loss as a result of the following:

	2005	2004
		[Restated note 1(j)]
Loss before income taxes	$ (8,140,475)	$ (6,757,589)
Expected income tax recovery at basic rate	$ (2,732,759)	$ (2,405,702)
Unrealized foreign exchange loss (gain)	(5,822)	12,155
Non-deductible compensation expense for tax purposes	470,879	796,153
Non-deductible meals and entertainment expenses	–	538
Loss on consolidated subsidiary	–	(164,659)
Write-off of 51% of subsidiary accounts receivable	–	177,100
Share issue costs incurred in year	–	(1,079,560)
Impact of non-capital losses that expired in year	81,273	132,687
Impact of 10.1 asset addition variance	7,724	–
Change in enacted tax rates	591,760	880,568
Other	–	(9,315)
Increase in valuation allowance provided with respect to future tax assets arising in current year:		
Mineral properties	1,596,197	659,463
Equipment	28,054	(68,450)
Non-capital losses	295,316	344,652
Capital losses	(39,909)	(86,329)
Cumulative eligible capital	(48)	(94)
Share issue costs	(292,665)	810,793
	$ –	$ –

9. Future income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are presented below:

	2005	2004
		[Restated note 1(j)]
Future tax assets:		
Excess tax basis over net book value of:		
Mineral properties	$ 8,261,472	$ 6,665,275
Equipment	75,011	46,957
Non-capital loss carry-forward	2,286,960	1,991,644
Capital loss carry-forward	659,983	699,892
Share issue costs	680,383	973,048
Cumulative eligible capital	793	841
Total gross future assets	11,964,602	10,377,657
Less valuation allowance	(11,964,602)	(10,377,657)
Net future tax asset	$ –	$ –

The Company and its subsidiaries have accumulated non-capital losses carried forward for income tax purposes of $6,812,511 (2004 – $5,594,506), which can be applied against future yearstaxable income. These losses will expire as follows:

2005	$ 567,807
2006	508,661
2007	568,590
2008	295,864
2009	681,424
2010	921,906
2011	1,808,153
2012	1,460,106
	$ 6,812,511

The Company has accumulated capital losses carried forward for income tax purposes of $3,931,980 (2004 – $3,931,980) which can be applied against future years' taxable capital gains.

10. Related party transactions:

During fiscal 2005, the Company paid management fees of $216,667 (2004 $210,000) to Bluestar Management Inc., a company controlled by the President of St. Jude Resources Ltd.

During fiscal 2005, the Company paid consulting fees of $32,000 to W.K. Mining services, a company controlled by a director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

11. Financial assets and financial liabilities:

The carrying values of cash and cash equivalents, short term investment, interest receivable, accounts receivable and accounts payable and accrued liabilities approximates their fair values due to the relatively short periods to maturity of the instruments.

The Company operates in various foreign jurisdictions and is exposed to foreign exchange fluctuations, primarily on the U.S. dollar. The Company does not use derivative financial instruments to mitigate its risk on foreign exchange fluctuations.

12. Supplementary information to the statements of cash flows:

	2005	2004
Interest received	$ 200,638	$ 67,766
Income and capital taxes paid	–	12,173
Income and capital taxes refunded	10,322	–

13. Subsequent events:

Subsequent to January 31, 2005, the Company:

(a) Issued 891,700 common shares upon the exercise of 730,000 directors' stock options and 161,700 employee stock options for aggregate cash considerations of $293,627.

(b) Issued 4,340 common shares for proceeds of $8,680 pursuant to exercise of Agent compensation warrants.

ST. JUDE RESOURCES LTD.

Consolidated Schedule of Exploration Expenditures

January 31, 2005 and 2004

	Hwini-Butre	Benso	Shieni-Hills	Burkina Faso	Niger	2005 Total
Amortization	$ 36,245	$ 49,150	$ –	$ 14,148	$ –	$ 99,543
Consulting/personnel	507,519	329,735	37,196	203,209	12,812	1,090,471
Consumable field equipment	23,308	5,832	1,163	3,215	–	33,518
Drilling	357,351	1,647,858	–	1,489,501	112,182	3,606,892
Geochemical surveys	8,315	1,559	4,604	–	–	14,478
Geological mapping	23,566	30,511	–	–	–	54,077
Geophysical surveys	–	–	–	25,256	–	25,256
Line cutting and clearing	7,251	18,559	378	–	–	26,188
Soil sampling, trenching and pitting	12,282	24,341	47,714	17,617	–	101,954
Support services	331,453	388,856	47,715	80,772	18,229	867,025
Heap leach plant deposit	–	–	–	67,145	–	67,145
Total expenditures	1,307,290	2,496,401	138,770	1,900,863	143,223	5,986,547
Balance, January 31, 2004	11,901,552	4,996,484	36,969	1,294,306	–	18,229,311
Balance, January 31, 2005	$13,208,842	$ 7,492,885	$ 175,739	$ 3,195,169	$ 143,223	$24,215,858

	Hwini-Butre	Benso	Shieni-Hills	Burkina Faso	Niger	2004 Total
Amortization	$ 4,154	$ 11,229	$ –	$ 6,941	$ –	$ 22,324
Consulting/personnel	64,791	261,711	–	105,177	–	431,679
Consumable field equipment	–	2,063	–	1,559	–	3,622
Drilling	111,385	920,085	–	816,038	–	1,847,508
Geochemical surveys	–	–	–	–	–	–
Geological mapping	–	49,550	–	–	–	49,550
Geophysical surveys	–	–	–	–	–	–
Line cutting and clearing	–	36,437	3,606	27,714	–	67,757
Soil sampling, trenching and pitting	–	91,406	–	259	–	91,665
Support services	92,155	526,140	33,363	210,513	–	862,171
Heap leach plant deposit	–	–	–	–	–	–
Total expenditures	272,485	1,898,621	36,969	1,168,201	–	3,376,276
Balance, January 31, 2003	11,629,067	3,097,863	–	126,105	–	14,853,035
Balance, January 31, 2004	$11,901,552	$ 4,996,484	$ 36,969	$ 1,294,306	$ –	$18,229,311

Stock Exchange	Toronto Venture Exchange
Symbol	SJD
Management Team	Michael A. Terrell: Director, President & Chief Executive Officer Todd McMurray: Vice-President Corporate Development George A. Flach, B.Sc., P.Geo: Exploration Manager Robert J. Griffis, Ph.D., P. Eng.: General Manager W. Ken Midan, P.Eng.: Director & Project Manager Alan Willis, P.Eng.: Project Engineer Fred Somdah: Senior Geologist Richard Zongo: Project Geologist, Niger Kamal Nagra, CGA: Chief Financial Officer Mary-Jane Hamula: Corporate Secretary
Independent Directors	D. Mark Eilers, P.Eng, President, Markedon Energy Ltd. Chris A. Bennett, Director, Minnovex Technologies Inc.
Auditors	KPMG, Edmonton, Alberta
Legal Counsel	Miller Thomson, Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	Suite #200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6 Tel: 1-604-940-6565 Fax: 1-604-940-6566

www.stjudegold.com

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

2005 Annual General Meeting of Shareholders

Place:	**Crowne Plaza Hotel Georgia** **801 West Georgia Street** **Vancouver, British Columbia** **Canada, V6C 1P7**
Date:	**Friday, July 29, 2005**
Time:	**10:00 A.M. (local time)**

ST. JUDE RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual general meeting (the "Meeting") of shareholders of St. Jude Resources Ltd. (the "Company") will be held at Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, on Friday, the 29th day of July, 2005, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the financial statements of the Company for the fiscal year ended January 31, 2005, together with the auditors' report thereon.

2. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

3. To elect directors for the ensuing year.

4. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

The financial statements for the fiscal year ended January 31, 2005, together with the auditors' report thereon, form part of the Information Circular of the Company which accompanies this Notice.

If you are unable to attend the annual general meeting in person, please read the information regarding proxies contained in the accompanying information circular and the notes included with the accompanying instrument of proxy and then complete and return the proxy within the indicated time. It should be noted that the enclosed proxy is solicited by management of the Company, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Delta, British Columbia, this 21st day of June, 2005.

BY ORDER OF THE BOARD

"Michael A. Terrell"

Michael A. Terrell
President and Chief Executive Officer

ST. JUDE RESOURCES LTD.

INFORMATION CIRCULAR
as at June 21, 2005

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of St. Jude Resources Ltd. (the "Company") for use at the annual general meeting of the shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. **A shareholder has the right to appoint a person to attend and act on its behalf at the Meeting other than the nominees of management named in the enclosed instrument of proxy. To exercise this right, a shareholder must strike out the names of the nominees of management named in the instrument of proxy and insert the name of its nominee in the blank space provided on the proxy. A person appointed as proxy holder need not be a shareholder of the Company.**

A form of proxy will only be valid if it is duly completed and signed as set out below and then deposited with either the Company's registrar and transfer agent, CIBC Mellon Trust Company, #1600, 1066 West Hastings Street, Vancouver, British Columbia, V6C 3X1, (Fax no. 604-688-4301), or with the office of the Company at Suite #200, 5405-48th Avenue, Delta, British Columbia, Canada, V4K 1W6, (Fax no. 604-940-6566), at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an "Intermediary") or otherwise not in their own name (such shareholders referred to herein as "Beneficial Shareholders") should note that only proxies deposited by shareholders appearing on the records maintained by the Company's transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting. If a shareholder's shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are **not** registered in the shareholder's name and that shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by Intermediaries, such as those held on behalf of a broker's client, can only be voted at the Meeting at the direction of the Beneficial Shareholder. Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions, Intermediaries are prohibited from voting the shares of Beneficial Shareholders. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.**

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

a) A form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder. In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading "Appointment of Proxies". If a Beneficial Shareholder wishes to appear in person at the Meeting, it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of its nominee in the blank space provided on the proxy prior to the proxy being deposited.

b) A voting instruction form ("VIF") **which is not signed by the Intermediary**, and which, when properly completed and signed by the Beneficial Shareholder and **returned to the Intermediary** (or its service company), will constitute voting instructions which the Intermediary must follow. The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information. If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF. If the form of VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder's shares on its behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable VIF instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to ADP, usually by way of mail, the Internet or telephone. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions. A Beneficial Shareholder who receives an ADP VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to ADP (or instructions respecting the voting of shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading "Appointment of Proxies".

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or "NOBOs") or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or "OBOs").

In accordance with the requirements of National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries are responsible for forwarding the Meeting Materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company's securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

REVOCATION OF PROXIES

A proxy may be revoked by:

a) Signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

b) Signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at Suite #200, 5405-48th Avenue, Delta, British Columbia, Canada, V4K 1W6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

c) Attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

d) In any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting to which this information circular is attached. If any amendments or variations to such matters, or any other matters, are properly brought before the meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority, a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on June 21, 2005, will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy. On June 21, 2005, 39,319,324 common shares without par value were issued and outstanding, each share carrying the right to one vote.

To the best knowledge of the directors and senior officers of the Company, as of the record date no shareholder beneficially owns, directly or indirectly, or controls or directs, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is anticipated that four directors will be elected at the Meeting for the coming year. The term of office for persons elected at the Meeting will expire at the next annual general meeting of shareholders of the Company, unless a director resigns or is otherwise removed in accordance with the *Canada Business Corporations Act.*

The persons named below will be presented at the Meeting for election as directors as nominees of management, and the persons named in the enclosed instrument of proxy intend to vote for the election of these nominees. It should be noted that the names of further nominees for election as director may come from the floor during the Meeting.

The following table sets out the names of the persons to be presented for election as director as nominees of management, all other positions and offices with the Company now held by them, their principal occupation or employment, the year in which they became a director of the Company and the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, if any, as at the date hereof:

Name of Nominee and Present Position with the Company	Principal Occupation	Year First Became a Director	No. of Shares Beneficially Owned
Michael A. Terrell (1) Delta, British Columbia President, CEO and Director	Lawyer. President and CEO of the Company.	1987	2,613,150
D. Mark Eilers (1) (2) (3) Calgary, Alberta Director	Professional Engineer. President of Markedon Energy Ltd., an oil and gas company.	1988	5,500
Chris A. Bennett (1) (2) (3) Thornhill, Ontario Director	Director of Geometallurgy, Minnovex Technologies Inc., a mineral process engineering company.	1988	21,117
W. Ken Midan Nanaimo, British Columbia Director	Professional Engineer. President of WK Mining Services Ltd., a mineral resource consulting company. Previously Manager of Projects and Technical Services for the Saudi Arabian Mining Company.	2003	2,000

(1) *Members of Audit Committee.*
(2) *Members of Compensation Committee.*
(3) *Members of Nominating Committee.*

Unless otherwise stated, each of the above-named nominees has held the principal occupation or employment indicated for the past five years.

The above information has been furnished by the respective directors individually.

No proposed director:

a) is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

   i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table (presented in accordance with the rules (the "Rules") made under the *Securities Act* (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the Chief Executive Officer and the Chief Financial Officer as at January 31, 2005, and the other three most highly compensated executive officers of the Company as at January 31, 2005, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

The following table sets forth the summary of the compensation paid to the Company's President and Chief Executive Officer, Michael A. Terrell, and Chief Financial Officer, Kamal Nagra, for the past three fiscal years:

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compen -sation $
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen -sation	Securities Under Options Granted (#)	Shares/ Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)	
Michael A. Terrell President and CEO	Jan. 31, 2005	216,667 [(1)]	Nil	Nil	300,000	Nil	Nil	Nil
	Jan. 31, 2004	210,000 [(1)]	Nil	Nil	500,000	Nil	Nil	Nil
	Jan. 31, 2003	210,000 [(1)]	Nil	Nil	730,000	Nil	Nil	Nil
Kamal Nagra CFO	Jan. 31, 2005	75,925	Nil	Nil	50,000	Nil	Nil	Nil
	Jan. 31, 2004	3,825	Nil	Nil	50,000	Nil	Nil	Nil
	Jan. 31, 2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

[(1)] *Salary paid to Bluestar Management Inc. pursuant to the Executive Employment Agreement. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below.*

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company is party to an Executive Employment Agreement dated as of July 1, 2002 (the "Executive Employment Agreement") with Bluestar Management Inc. ("Bluestar"), a company the principal of which is the President and CEO of the Company, Michael A. Terrell. Pursuant to the Executive Employment Agreement, Bluestar was paid $17,500 per month from July 1, 2002 to November 30, 2004. Commencing December 1, 2004, Bluestar is paid $20,833.00 per month to July 2007, for the provision of management services to the Company. If the Executive Employment Agreement is terminated within 24 months of a change in control of the Company, Bluestar will be entitled to a termination payment equal to 12 times the amount of monthly remuneration then being paid multiplied by a fraction, the numerator of which will be six plus one for each year since 1987 (being the year in which Michael A. Terrell was first employed by the Company) and the denominator will be 12.

During the most recently completed financial year there were no other employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

a) the resignation, retirement or any other termination of the NEO's employment with the Company and its subsidiaries;

b) a change of control of the Company or any of its subsidiaries; or

c) a change in the NEO's responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Options

The following table summarizes the share options granted to the Named Executive Officers during the fiscal year ended January 31, 2005:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Michael A. Terrell President and CEO	300,000	18.5%	$1.31	$1.31	Sept. 21, 2009
Kamal Nagra CFO	50,000	3.1%	$1.31	$1.31	Sept. 21, 2009

The following table sets forth a summary of share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended January 31, 2005:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End	$ Value of Unexercised In-the-Money Options [1]
Michael A. Terrell President and CEO	Nil	Nil	1,530,000	1,598,400
Kamal Nagra CFO	Nil	Nil	100,000	43,500

Note:

(1) *Value of unexercised in-the-money options calculated using the closing price of $1.99 for the common shares of the Company on the TSX Venture Exchange on January 31, 2005, less the exercise price of in-the-money options.*

Compensation of Directors

During the most recently completed financial year, two of the directors categorized as independent directors were paid $12,000 each for acting as directors of the Company. In addition, W.K. Mining Services, a company controlled by W. Ken Midan, was paid $32,000 for providing consulting engineering services to the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's fiscal year ended January 31, 2005, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,780,000	$1.26	2,850,095
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,780,000	$1.26	2,850,095

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board of Directors, the primary function of which is to assist the Board of Directors in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company's financial statements and the independence and performance of the Company's external auditor, acting as a liaison between the Board of Directors and the Company's external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board of Directors have established.

Terms of Reference for the Audit Committee

The Board of Directors has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities. The Audit Committee's Terms of Reference is attached as Schedule A to this information circular.

Composition

The Audit Committee consists of the following three directors. Also indicated is whether they are 'independent' and 'financially literate'.

Name of Member	Independent (1)	Financially Literate (2)
Michael A. Terrell	No	Yes
D. Mark Eilers	Yes	Yes
Chris A. Bennett	Yes	Yes

Notes:

(1) *A member of the Audit Committee is independent if he has no director or indirect 'material relationship' with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment. An executive officer of the Company, such as the Chairman of the Board, is deemed to have a material relationship with the Company.*

(2) *A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.*

Because the shares of the Company are listed on the TSX Venture Exchange (the "Exchange"), it is categorized as a venture issuer. As a result, Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110") exempts the members of the Company's Audit Committee from being independent.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in section 2.4 (*De Minimis Non-audit Services*) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (*Exemptions*) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in MI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
January 31, 2005	49,784	25,000	5,000	Nil
January 31, 2004	35,000	12,567	5,000	Nil

Notes:

(1) *The aggregate fees billed by the Company's auditor for audit fees.*

(2) *The aggregate fees billed for assurance and related services by the Company's auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the 'Audit Fees' column.*

(3) *The aggregate fees billed for professional services rendered by the Company's auditor for tax compliance, tax advice and tax planning. These services involved the auditor's provision of a tax opinion in connection with a flow-through share financing undertaken by the Company and the filing of the Company's annual tax returns.*

(4) *The aggregate fees billed for professional services other than those listed in the other three columns.*

Exemption

Pursuant to section 6.1 of MI 52-110, the Company is exempt from the requirements of Part 3 *Composition of the Audit Committee* and Part 5 *Reporting Obligations* of MI 52-110 because it is a venture issuer.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

a) each person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year;

b) each proposed nominee for election as a director of the Company; and

c) each associate or affiliate of any of the foregoing.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company's most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITORS

The persons named in the enclosed instrument of proxy will vote for the appointment of KPMG, Chartered Accountants, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company, at a remuneration to be fixed by the Board of Directors. KPMG were first appointed auditors of the Company in 1988.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. As a Tier 1 company listed on the Exchange, the Company is required to disclose to shareholders on an annual basis information about its corporate governance practices and processes, and is encouraged to comply with the guidelines for improved corporate governance in Canada adopted by The Toronto Stock Exchange (the "Exchange Guidelines").

The Board considers good corporate governance to be central to the effective and efficient operations of the Company. While the Exchange Guidelines are not requirements, but rather recommendations, the intention of the Board is to set in place Company practices that are substantially aligned with the Exchange Guidelines and other applicable corporate governance guidelines. The Board believes that a flexible approach to corporate governance practices is important in order to allow the Company to adopt a governance framework best suited to the Company. The Board believes that in the case of some of the Exchange Guidelines, alternative approaches may be preferable given the Company's particular circumstances.

The following table indicates how the corporate governance practices of the Company align with the Exchange Guidelines:

Exchange Guidelines	**Current and Intended Corporate Governance Practices of the Company**
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:	The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company's operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board meets at least four times during the year to review ongoing business of the Company. The Board also meets when matters arise that require consideration prior to the next regularly scheduled meeting.
(a) Adoption of a strategic planning process	Each year the Board reviews the strategic business plan and corporate objectives of the Company, which includes approval of the annual operating plan and approval of capital expenditures, acquisitions, dispositions, investments and financings. The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has an excellent working relationship.

Exchange Guidelines	Current and Intended Corporate Governance Practices of the Company
(b) Identification of principal risks, and implementing risk management systems	The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks on an ongoing basis.
(c) Succession planning and monitoring senior management	The Board and its Compensation Committee are responsible for this function, which includes appointing senior management and monitoring their performance. In order to train, develop and retain senior management, the Board encourages professional and personal development activities and courses. Due to the current size of the Company, there is no formal succession planning program in place.
(d) Communications policy	The Board believes that its communications with shareholders and others interested in the Company are responsive and effective. The Company formally maintains communication with its shareholders and other interested parties through various channels, including annual and quarterly reports, news releases and statutory filings. Management is available to shareholders to respond to questions and concerns on a prompt basis. Information is also widely available at the Company's website located at www.stjudegold.com. Shareholders may contact the Company via the website, by e-mail or by telephone. The Company has adopted a formal Disclosure Policy and established a Disclosure Policy Committee which has primary responsibility for reviewing disclosure documents and ensuring compliance with continuous disclosure requirements. The Company has also designated a limited number of spokespersons who are solely responsible for communication with the investment community, regulators and media.
(e) Integrity of internal control and management information systems	The Board and Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.
2. Majority of directors should be independent	The Company's Board is comprised of four directors, of whom three can be categorized as being independent by not having a material relationship with the Company. To the best of the Company's knowledge, the Company does not have a significant shareholder.
3. Disclose, for each director, whether he is independent, and how that conclusion was reached	Michael A. Terrell is considered to be a non-independent director because he is the Company's President and CEO. D. Mark Eilers, Chris A. Bennett and W. Ken Midan are considered to be independent directors because they do not have a material relationship with the Company as defined in Multilateral Instrument 52-110 *Audit Committees*. The shareholdings of each director is disclosed in this management information circular under the heading "Election of Directors".

Exchange Guidelines	Current and Intended Corporate Governance Practices of the Company
4. Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are independent, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	The Company has a Nominating Committee, which is comprised of two independent directors. The Nominating Committee is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualifications of existing directors.
5. Implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors	The Nominating Committee is responsible for reviewing, on a periodic basis, the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.
6. Provide an orientation and education program for new directors	The Company has not adopted a formal orientation and education program for new directors, however all relevant information is communicated to new directors informally. The Board considers that the adoption of a formal orientation and education program for new directors is not presently warranted given the size of the Company and the current composition of the Board. Senior management provides regular reports to the directors on the Company's activities.
7. Implement a process to examine size of board, with a view to improving effectiveness	The Nominating Committee is responsible for considering and making recommendations as to the appropriate size of the Board. The Board is of the view that its current size (four directors) is conducive to effective decision-making. However, the Board would consider adding an additional independent director, if a suitable candidate was available.
8. Board should review compensation of directors in light of risks and responsibilities	The Compensation Committee reviews compensation levels for directors and committee members, including the Company's stock option plan, in light of risks and responsibilities annually, and recommends to the Board the compensation and number, if any, of options to be granted to directors.
9. Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are independent directors	There are currently three committees of the Board: the Audit Committee, Compensation Committee and Nominating Committee. • The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements. The members of the Audit Committee are Michael A. Terrell, D. Mark Eilers and Chris A. Bennett, two of whom are independent directors. • The Compensation Committee meets at least twice per year and as required to review compensation for senior management and directors. The members of the Compensation Committee are D. Mark Eilers and Chris A. Bennett, both of whom are independent directors. • The Nominating Committee meets at least once per year, or more frequently as circumstances require. The members of the Nominating Committee are D. Mark Eilers and Chris A. Bennett, both of whom are independent directors. Other matters are considered by the full Board. As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees.

Exchange Guidelines	Current and Intended Corporate Governance Practices of the Company
10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	The Board is responsible for the Company's approach to corporate governance issues. The Board conducts regular reviews of the Company's corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws, drawing, in part, upon the expertise of the Company's external auditors and corporate legal counsel.
11. The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and the Chief Executive Officer involving the definition of the limits to management's responsibilities	Operating guidelines have been developed for the Board as a whole, and guidelines have also been developed for individual directors. Terms of reference for the Board Chair and Chief Executive Officer have also been developed.
12. Implement structures and procedures to ensure the Board can function independently of management	Independent directors are given full access to management so that they can develop an independent perspective and express their views and communicate their expectations of management.
13. Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate	The Audit Committee has a specifically defined mandate. Two of the three members of the Audit Committee are independent directors. The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. See also item 9 above and "Audit Committee" in this management circular.
14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense	The Board's operating guidelines specifically allow directors to engage outside advisors. If it is to be at the Company's expense the director must first obtain the authorization of the Board Chair or Nominating Committee Chair, unless such authorization is expressly permitted by the mandate of the committee of which the director is a member.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no other matters to come before the Meeting other than as set forth above and in the notice of Meeting accompanying this information circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Shareholders may also contact the Company at Suite #200, 5405 - 48th Avenue, Delta, British Columbia, Canada, V4K 1W6, or by telephone at 604-940-6565, to request copies of the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year.

DATED at Delta, British Columbia, on the 21st day of June, 2005.

BY ORDER OF THE BOARD

"Michael A. Terrell"

Michael A. Terrell
President and Chief Executive Officer

SCHEDULE "A"

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation's financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation's financial statements and the independence and performance of the Corporation's external auditor, acting as a liaison between the Board and the Corporation's auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1. The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52-110 *Audit Committees*, unless otherwise exempted by MI 52-110.

2. Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3. All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

4. The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5. The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation's annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6. The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7. At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8. The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9. The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1. The Audit Committee will have unrestricted access to the Corporation's personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2. The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3. The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO. The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4. The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5. The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

6. The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee's responsibilities and how it has discharged them.

Relationship with External Auditor

1. The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor's relationship with the Audit Committee and management.

2. The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3. The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4. The Corporation's external auditor must report directly to the Audit Committee.

5. The Audit Committee must recommend to the Board:

   a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

   b) the compensation of the external auditor.

6. Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor. Non-audit services will include, without limitation, the following:

   a) Bookkeeping or other services related to the Corporation's accounting records or financial statements.

b) Financial information systems design and implementation.

c) Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

d) Actuarial services.

e) Internal audit outsourcing services.

f) Management functions.

g) Human resources.

h) Broker or dealer, investment adviser or investment banking services.

i) Legal services.

j) Expert services unrelated to the audit.

7. The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8. The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor

1. The Audit Committee will review:

   a) The internal auditor's terms of reference.

   b) The plan and budget for preparation of the internal audit, including financial and operational activities.

   c) Material reports issued by the internal auditor and management's response to those reports.

2. The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3. The Audit Committee will ensure the internal auditor's involvement with financial reporting is coordinated with the activities of the external auditor.

4. If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1. The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management's response, and the extent to which recommendations made by the external auditor have been implemented.

2. The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements and will periodically assess the adequacy of those procedures.

3. The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation's financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4. The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting policies.

5. The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

6. The Audit Committee will review with the external auditor the quality of the Corporation's generally accepted accounting principles and direct the external auditor's examinations to particular areas.

7. The Audit Committee will discuss with management and the external auditor the Corporation's underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8. The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation's controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9. The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management's response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10. The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation's accounting policies to those followed in its industry.

11. The Audit Committee will review and discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

a) The appetite for financial risk as set forth by management and the Board.

b) The Corporation's policies for the management of significant financial risk.

c) Management's assessment of the significant financial risks facing the Corporation.

d) Management's plans, processes and programs to manage and control financial risk.

12. The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13. The Audit Committee will review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14. The Audit Committee will review the Corporation's insurance policies, including directors' and officers' coverage, and make recommendations to the Board.

15. The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52-108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation's dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1. The Corporation's annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2. The Corporation's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3. Disclosures made to the Audit Committee by the Corporation's CEO and CFO during their certification process of the Corporation's financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls.

Other Responsibilities

1. Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2. Investigate fraud, illegal acts or conflicts of interest.

3. Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board's approval.

4. Review loans made by the Corporation to its directors, officers, employees and consultants.

5. The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

St. Jude RESOURCES LTD.

Stock Exchange	Toronto Venture Exchange
Symbol	SJD
Management Team	Michael A. Terrell: Director, President & Chief Executive Officer Todd McMurray: Vice-President Corporate Development George A. Flach, B.Sc., P.Geo: Exploration Manager Robert J. Griffis, Ph.D., P.Eng.: General Manager W. Ken Midan, P.Eng.: Director & Project Manager Alan Willis, P.Eng.: Project Engineer Fred Somdah: Senior Geologist Richard Zongo: Project Geologist, Niger Kamal Nagra, CGA: Chief Financial Officer Mary-Jane Hamula: Corporate Secretary
Independent Directors	D. Mark Eilers, P.Eng, President, Markedon Energy Ltd. Chris A. Bennett, Director, Minnovex Technologies Inc.
Auditors	KPMG, Edmonton, Alberta
Legal Counsel	Miller Thomson, Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	Suite #200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6 Tel: 1-604-940-6565 Fax: 1-604-940-6566

www.stjudegold.com

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ST. JUDE RESOURCES LTD. (the "Company")

TO BE HELD AT: Crowne Plaza Hotel Georgia
801 West Georgia Street
Vancouver, British Columbia, Canada

ON: Friday, July 29th, 2005 at 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Michael A. Terrell, President and CEO and a director of the Company, or failing this person, Mary-Jane Hamula, the Corporate Secretary of the Company, or in the place of the foregoing, ____________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ____________________

DATE SIGNED: ____________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of KPMG, as auditors of the Company, at remuneration to be fixed by the Directors		N/A	
2. To elect as Director, Michael A. Terrell		N/A	
3. To elect as Director, D. Mark Eilers		N/A	
4. To elect as Director, Chris A. Bennett		N/A	
5. To elect as Director, W. Ken Midan		N/A	
6. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

(a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "CIBC MELLON TRUST COMPANY" or the Company no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of CIBC Mellon Trust Company is 16th Floor, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, and its fax number is (604) 688-4301.
The mailing address of the Company is Suite #200, 5405 - 48th Avenue, Delta, British Columbia, Canada, V4K 1W6, and its fax number is (604) 940-6566

ST. JUDE RESOURCES LTD.

INTERIM REPORT REQUEST – 2005

Shareholders of St. Jude Resources Ltd. (the "Company") do not receive interim (quarterly) financial statements automatically by mail.

If you wish to receive interim financial statements by mail this year, you must complete and return this request form to the Company. Your name will then be included on the supplemental mailing list.

The supplemental list will be cleared each year, so continued receipt requires the completion and return of a request form each year. You will receive a new request form with the annual general meeting materials each year.

If you do not return this request form, the Company will assume that you do not wish to receive interim financial statements. However, you will continue to receive the annual general meeting materials.

I confirm that I am either a registered or beneficial shareholder of the Company, and I request that my name and address be placed on the Company's supplemental mailing list to receive interim financial statements.

____
Name (Please Print)

____
Address (Please Print)

__________________________ ______________
Postal Code

__________________________ ______________
Signature Date

IF YOU WISH TO RECEIVE THE COMPANY'S INTERIM FINANCIAL STATEMENTS BY MAIL, YOU MUST COMPLETE AND RETURN THIS REQUEST TO:

St. Jude Resources Ltd.
#200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6
Fax: 604 - 940 - 6566